Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held NIRE 35300010230 PUBLIC ACCESS REPORT—POLICY ON SOCIAL, ENVIRONMENTAL AND CLIMATE RISKS 1. OBJECTIVE Establish the rules and responsibilities related to the management of Social, Environmental and Climate Risks of Itaú Unibanco Holding SA (Itaú Unibanco), observing the applicable regulations, in particular CMN Resolution 4,557/17 (Res. 4,557/17) amended by CMN Resolution 4,943/21 (Res. 4,943/21). 2. TARGET AUDIENCE This policy is applicable to the activities of Itaú Unibanco and its subsidiaries. 3. INTRODUCTION According to Res. 4,557/17, amended by Res. 4,943/21, Social, Environmental and Climate Risk (“SAC” or “SAC Risks”) is understood as the possibility of causing losses to the institution, including reputational losses. SAC Risks must be identified and treated based on relevance and proportionality criteria, taking into account the following dimensions:—Social: events associated with the violation of fundamental rights and guarantees or acts harmful to the Common Interest;—Environmental: events associated with environmental degradation; and—Climate: events associated with both the process of transition to a low carbon economy and events associated with frequent and severe weather or long-term environmental changes, which may be related to changes in weather patterns. 4. SOCIAL, ENVIRONMENTAL AND CLIMATE RISK MANAGEMENT SAC Risks materialize in Traditional Risks, each of these risk disciplines being responsible for providing specific actions to identify, measure, evaluate, monitor, report, control and mitigate any adverse effects resulting from their interactions with SAC Risks. Such management must be based on the guidelines of this policy, as well as on: i. precepts and guidelines provided for in the Social, Environmental and Climate Responsibility Policy (PRSAC), in line with CMN Resolution 4,945/21; ii. provisions of the internal Risk Management Policy; iii. principles of relevance and proportionality; iv. determinations provided for in related Rules and Procedures; and v. public commitments assumed by Itaú Unibanco. It is necessary that each Traditional Risks discipline includes training for employees who work in SAC Risk management.

4.2. Guidelines SAC Risks will be managed as provided for in the internal Risk Management Policy. SAC Risks must be identified from three interdependent perspectives: • financial, when an event has the potential to materialize in monetary loss; • image, when an event has the potential to translate into a negative perception of Itaú Unibanco’s reputation by stakeholders, as defined in the internal Corporate Risk Dictionary; • legal, when associated with inadequacy or deficiency in contracts signed by the institution, sanctions due to non-compliance with legal provisions and indemnities for damages to third parties arising from activities carried out by the institution. SAC Risks must be classified based on elements of probability and severity. 4.3. Risk Management and Governance Itaú Unibanco’s risk management organizational structure adopts the three lines of defense strategy and follows the guidelines established in Res. 4,557/17, aiming to support the proper development of activities. The governance of risk management is structured to ensure that issues involving risk are widely discussed. In this way, the SAC Risks management structure includes governance composed of different collegiate bodies, set out in item 4.4 “Main Roles and Duties”, which are responsible for deliberations and recommendations according to the specificity of each forum, focusing on risk mitigation, in order to maintain exposure to SAC Risks at acceptable levels for the institution. 4.4. Main Roles And Duties: The SAC Risk management structure at Itaú Unibanco has forums and departments whose responsibilities are indicated below. Risk Management Department (AR) Identify, evaluate, measure, control, monitor and report, as well as internalize SAC Risks for Traditional Risks in policies and procedures. Business Units (Brazil and International Units) - Identify, measure, evaluate, understand and manage SAC Risks to keep exposures within the established limits, as well as document and store information regarding losses incurred in its activities.—Communicate promptly to AR whenever they identify potential risks not foreseen in the development of control activities.—Maintain procedure manuals with detailed descriptions of the responsibilities and attributions of the processes and controls under their responsibility. Board of Directors Responsibilities provided for in internal Risk Management Policy and Corporate Governance Policy. Audit Committee—CAud Responsibilities provided for in Corporate Governance Policy.

Risk and Capital Management Committee—CGRC Responsibilities provided for in Corporate Governance Policy. In terms of SAC Risk management, the activities of the Risk and Capital Management Committee (CGRC) resulting from the application of this Policy will be coordinated with those of the Social, Environmental and Climate Responsibility Committee. Social, Environmental and Climate Responsibility Committee Higher ESG Committee Superior Social, Environmental and Climate Risk Committee (CRSAC Superior) Social, Environmental and Climate Risk Committee (CRSAC) Responsibilities provided in internal procedure. 5. RELATED EXTERNAL RULES - CMN Resolution 4,557/17, amended by CMN Resolution 4,943/21 – Risk and capital management structure and information disclosure policy.—CMN Resolution 4,945/21 – Social, Environmental and Climate Responsibility Policy (PRSAC) and actions aimed at its effectiveness.—SARB Regulation 014/2014—Banking Self-Regulation (FEBRABAN)—Creation and implementation of the Social and Environmental Responsibility Policy. 6. GLOSSARY CGRC: Risk and Capital Management Committee Common Interest: that associated with the group of persons legally or factually linked by the same cause or circumstance, when not related to the definition of environmental risk, transitional climatic risk or physical climatic risk. PRSAC: Social, Environmental and Climate Responsibility Policy PR: Itaú Unibanco’s Internal Procedures PS: Itaú Unibanco’s Internal Policies ID: Itaú Unibanco’s Internal Rules SAC Risks: Social, Environmental and Climate Risks Traditional Risks: these are the risk disciplines listed in items I to V of art. 6 of CMN Resolution 4,557/17. Approved by the Board of Directors on May, 2022.

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held Company NIRE 35300010230 PUBLIC ACCESS REPORT—MARKET RISK MANAGEMENT AND CONTROL POLICY OBJECTIVE Establish the market risk management and control framework of Itaú Unibanco Holding S.A. (Itaú Unibanco) following the applicable regulations and best market practices. TARGET AUDIENCE This policy applies to all employees and activities of the conglomerate that result in exposure to market risk, impacting Itaú Unibanco Holding and its subsidiaries. Market risk control covers all positions of the portfolios of financial and non-financial companies belonging to Itaú Unibanco in Brazil and at the International Units. It does not apply to the market risk of customer portfolios managed by the bank and/or Trust management (e.g. Wealth Management & Services—WMS funds). INTRODUCTION Market risk is the possibility of losses arising from th e fluctuation in market prices of positions held by an institution, including the risks of transactions subject to fluctuations in exchange rates, interest rates, stock prices, price indices and commodity prices. Market risk depends on the behavior of the asset price in face of market conditions. In addition to the treasury function, which buys and sells securities, other functions may impact the market risk assumed by the bank. E.g. the procurement department, when purchasing in foreign currency, or even the marketing department, when undertaking to sponsor, for instance, the Brazilian soccer team. Market risk control is based mainly on the following metrics: • Value at Risk (VaR): a statistical measure that quantifies the maximum potential financial loss expected under normal market conditions, taking into account a certain time horizon and confidence interval. For example, the VaR for a given day may be R$5,000,000.00 considering a confidence interval of 99%. This means that the bank has 99% confidence that loss on that day will not be greater than that amount. • Mark to Market (MtM / Pricing): marking to market or pricing securities means updating the amounts of transactions that make up the bank’s portfolio using the best available values. These metrics, among others, are used to set thresholds and trigger alerts for the department. GUIDELINES Market risk control processes shall strictly follow the principles defined in this policy. These principles are reflected on the following guidelines according to which Itaú Unibanco’s market risk management and control framework shall: • Ensure the use of integral databases that reflect the business conducted based on duly approved products, which ensure correct information and calculations, from registration to recording in books;

• Apply models that reflect best market practices; • Ensure that portfolio pricing is preferably based on quotations observed in financial markets, captured through integral external sources. When there is no price available, the calculation shall be made through a pricing model that represents a fair valuation of positions. In such cases, these assessments shall be consistent and verifiable, and market benchmarks and data used in the assessment shall be regularly reviewed. • Calculate the results of marked-to-market portfolio positions following bank’s model governance. • Have risk control functions responsible for defining and applying pricing parameters, independently from the business areas. • Establish and ensure that the processes and systems adopted to measure, monitor and control exposure to market risk:—Are compatible with the nature of transactions, the complexity of products and the size of the institution’s exposure to market risk;—Contain all sources of market risk, and—Generate timely risk exposure reports for the business units, the institution’s executive board and the Board of Directors; KEY ROLES AND RESPONSIBILITIES The Market Risk control framework at Itaú Unibanco involves the parties below, whose roles in connection with this matter are described below. Board of Directors: - define the institution’s risk appetite and review it annually. High Market and Liquidity Risk Committee: - define the authority levels related to market risk control and review them annually.—monitor market risk indicators by making the necessary decisions and following the risk appetite. Chief Risk Officer: - responsible for market risk management at Itaú Unibanco. Market Risk Control: - identify, measure, control, monitor and report exposure to market risk to business areas and report to high committees;—monitor the exposure conformity with the approved limits, alerts and other market risk control measures, informing possible nonconformity to the relevant authority levels and requesting an action plan for conforming it;—maintain specialized and adequately-sized teams to support market risk processes and systems under its governance and development management.—calculate the managerial results of positions and disclose them to the functions that would enable monitoring and support in decision making. Treasury: Employees are at least expected to fully understand the nature of the risk in the portfolios under their management and the effective management of this risk, ensuring transparency to desk managers and conformity with the established limits.

MARKET RISK CONTROL The Market Risk control at Itaú Unibanco is conducted through governance and processes ensuring that: • The institution is operating in accordance with the risk appetite defined by the Board of Directors, reviewed and approved annually based on a limit and alert framework. The limits are sized by assessing the projected balance sheet results, size of equity, liquidity, complexity and market volatility, as well as the institution’s risk appetite. • The use of limits is reported by the Market Risk function to the Business Areas and to the bank’s executives. Alerts serve as pre-set limit indicators. • The institution’s limit and alert framework is composed of aggregate metrics that monitor and limit the risk in a global and granular way, in order to avoid excessive concentration of risk in one single risk factor. • The limits are figures that the operation desks of the negotiating portfolio and trading desks of the banking portfolio must respect. Alerts are metrics that issue a signal to the institution, from which, through a clearly defined governance, procedures to be adopted in case of activation of this alert are outlined. • The mark-to-market (pricing) of positions shall be based on quotations captured from external sources or, if this is not possible, calculated based models developed and validated according to guidelines established in specific policies. • Information on prices and traded positions is stored in one single historical and corporate database, with controls that ensure its integrity and completeness, and with functionalities that allow historical information to be consulted. • The models used capture the correct sensitivity, the market oscillations by applying compliance tests periodically to the total portfolio and sub-portfolios, including all risk categories. Their results shall be analyzed and used to improve the models and manage the institution’s risk. In addition, the managerial result shall be used to verify compliance of the market risk measurement models. • The measurement of potential risk in extreme market situations complementing statistical risk measures. Through the application of stress tests to all positions of portfolios of financial and non-financial companies. • In addition to positions in the portfolio that do not have prices directly observed in the market, which are not liquid or are assessed through an internal pricing model, particularly securities and derivatives, apply prudential adjustments correcting possible MtM errors, and following the relevance and materiality criteria. 7. RELATED EXTERNAL RULES Circular Letter No. 3.354/07 of the Central Bank of Brazil, which establishes minimum criteria for classification of transactions in the trading portfolio. Resolution No. 4557/17 of the Brazilian Monetary Council, which provides for the implementation of a market risk management framework. Approved by the Board of Directors on February, 2022.

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held Company NIRE 35300010230 INTEGRATED OPERATIONAL RISK MANAGEMENT AND INTERNAL CONTROLS POLICY OBJETIVE Establish the guidelines and responsibilities related to operational risk management and internal controls, observing the good market practices and all applicable standards and regulations. TARGET AUDIENCE All employees of Itaú Unibanco Holding and its subsidiaries in Brazil and abroad. INTRODUCTION Risks are present in all activities performed at the institution, including outsourced services, and managing such risks is necessary. All employees must exercise the risk manager role according to their functions and duties, comply with the established rules, and be attentive to changes. Operational Risk is among all the risks to which we are exposed. It is the subject addressed in this document, including the internal controls used for its management. Central Bank of Brazil defines operational Risk as “the possibility of losses resulting from external occurrences or failures, deficiencies or inadequacy of internal processes, personnel or systems.” It also includes the legal Risk associated with inadequacy or deficiency in contracts signed by the Institution, sanctions due to non-compliance with legal provisions, and indemnities to third parties for damages arising from the activities carried out by the Institution. Unlike a large part of the risks applicable to the financial sector, the Operational Risk is not taken as a counterpart for an expected reward, existing in the natural course of corporate activities. The proper operational risk management presupposes understanding the organization’s existing processes and identifying the risks inherent to activities, projects, products, or services and their prioritization, depending on the level of criticality (importance), by considering their impacts on the process or organization objectives. Once the risks are prioritized, response measures are taken, that is, actions that address each of the identified risks to bring them to acceptable exposure levels. Such actions may include implementing preventive controls to reduce the possibility of risk materialization or involve controls aimed to detect materialization. There may be a decision to share risk, transferring it either partially or completely, for example, by contracting insurance. The aforementioned risks can also be avoided by simply opting for discontinuing the risk-generating activity, or otherwise assumed, in which case the decision is not adopting additional control measures concerning the existing ones. GUIDELINES The specific guidelines regarding operational risk management and internal controls are defined below. Operational risk management model To properly manage its risks, including operational risks, Itaú Unibanco uses the 3 lines of defense. Identification of operational risks The identification of operational risks inherent to the Conglomerate activities must be carried out at any time: in existing products and services; design of a new process, project, or product; activities carried out internally or outsourced; and throughout a product or service lifetime. Inherent Risk is the risk that, due to its nature, cannot be separated from the activity. That is, it is the intrinsic Risk from the different activities and areas of the Conglomerate, not considering the control systems implemented for its mitigation.

The exposure to rare and high-severity operational risk events, although considered as plausible, is assessed by creating scenarios, providing information on the potential Risk, generating loss estimates, and considering, when necessary, the impact resulting from the simultaneous occurrence of multiple operational risk occurrences. Operational risk prioritization The operational risks identified are prioritized according to their impact level on the objectives of the Executive Board and/or the Conglomerate. To assist in the proper impact assessment, it is important to consider the various possibilities of impacts and their scope, such as: • Financial: evaluate the representativeness of the financial impact that may occur on the business and/or on the Organization resulting from the exposure to operational risk. Risks that could lead to significant errors in the financial statements are classified following the Sarbanes-Oxley Act (SOx). • Image/Reputation: assess the possible negative repercussions in national and international media (visibility and dissemination), as well as damage to the brand and its possibility of reversal. • Legal/Regulatory: evaluate the possibilities to cause regulatory non-compliance, as well as the possibility of incurring fines, warnings, inspections, administrative proceedings, or loss of operating licenses. • Customers: assess the volume of impacted customers, the segmentation or distribution channels involved. • Strategic and Business: evaluate the impacts arising from failures or errors in the strategy for launching or maintaining processes, products, and services. This may also result from untimely action in identifying and reacting to changes in the business environment, competitors, new businesses, changes in customer habits, etc. Response to operational Risk Responding to the operational Risk means defining what action will be taken concerning the identified Risk. Some possible actions: • Mitigate: establishing actions that reduce the likelihood of operational risk to materialize in the process or actions for reducing the impact produced. • Share: establishing actions aimed to reduce the impact and/or likelihood of risk occurrences by transferring or, in some cases, sharing a part of the Risk. It might involve contracting insurance, for example. • Avoid: establishing actions to eliminate the likelihood of risk materialization. It may involve the discontinuation of the activity/operation subject to Risk. • Assume: no action is taken to reduce the impact and/or likelihood of risk occurrences. In this case, the risk assumption governance. Monitoring the level of exposure to operational risks The Organization must monitor exposure to operational Risk through risk indicators according to established tolerance levels. The identified failures must be timely registered through operational risk occurrences, then addressed and periodically monitored by the first line of defense, together with the findings by Compliance and Internal and External audits. The second line of defense must validate the implementation of action plans for moderate and high-level operational risk events. Operational risk reporting Any high-risk level occurrences identified by the lines of defense, regulatory bodies, or external audit must be communicated to the superior committees, executives of the business units, Chief Risk Officer (CRO), Audit Committee, and the CGRC, being the last two collegiate bodies from the Board of Directors. The reporting of High Operational Risk occurrences in International Units is carried out in each Unit’s relevant forums.

Disclosure of operational risk management actions Description of the Operational Risk management structure is made available through a publicly accessible report duly approved by the Board of Directors. Additionally, a description summary on the management structure of Operational Risk and Internal Controls is published together with the financial statements. The decisions, policies, and strategies defined for managing the operational Risk of the international units are disclosed to the Chief Risk Officers (CROs). Management of operational risk loss database All departments of Itaú Unibanco are exposed to operational risk events, so the Business Units (first line of defense) are responsible for identifying such events and the associated loss values to compose the Operational Losses Database (OLDB). Expenses and provisions related to operational risk events that impact the Bank’s income statement must be reported in OLDB. Capital allocation for operational Risk The conglomerate uses the Alternative Standardized Approach (ASA) to calculate and allocate regulatory capital for operational risk. Additionally, the economic capital for operational Risk (ICAAP) is calculated and allocated. The adequacy of the Reference Equity (PR) level, concerning the operational Risk assumed by the Conglomerate, must be periodically monitored. MAIN ROLES AND DUTIES Board of Directors – BD:—Approve the guidelines, strategies, and policies related to operational Risk and internal controls, ensuring a clear understanding of the roles and responsibilities for all levels of the conglomerate. Risk and Capital Management Committee – CGRC:—Support the Board of Directors in performing their responsibilities related to the capital and risk management of the Company, submitting reports and recommendations on these topics to Board’s decision. Audit Committee – CAUD:—Supervise the internal controls and risk management processes. Superior Operational Risk Commission – CSRO:—Know risks in processes and businesses of Itaú Unibanco, define guidelines for managing operational risks, and evaluate the outcomes from works performed in Itaú Unibanco Internal Controls and Compliance operation. Compliance and Operational Risk Committee – CCRO:—Monitor and promote, in each Executive Area from the Financial Conglomerate, the development, and implementation of the guidelines approved and defined by CSROS. Subsidize the CSRO with the main topics that require a higher authority level of discussion. Discuss the main risks of the Business Areas and the proposed action plans to mitigate the identified risks. Internal Operational Risk Committee – CIRO:—Discuss matters related to Compliance, Operational Risks, Internal Controls, and Underwriting Risks (when exposed) of each Business Unit. Forward to the Compliance and Operational Risk Committees—CCRO all the resolutions requiring higher authority levels. Chief Risk Officer (CRO):—Responsible for risk management in the institution.

Operational Risk Board: Inserted in the second line of defense, the structure is represented by the superintendents who act as Internal Controls and Risks Officers (OCIRs) and, together with their teams, are responsible for: • Supporting the first line of defense in observing their direct responsibilities. • Developing and making available the methodologies, tools, systems, infrastructure, and governance necessary to support the integrated management of Operational Risk and Internal Controls in the relevant conglomerate and outsourced activities. • Coordinating the Operational Risk and Internal Control activities with the Business and Support areas, being independent in the exercise of their functions and having direct communication with any administrator or employee, and access to any information necessary within the scope of their responsibilities. For this reason, this department is prohibited from managing any business that could compromise its independence. • Communicating high-risk occurrences in the relevant forums. Business/Support Areas:—Primary responsible for identifying, prioritizing, responding to risk, monitoring, and reporting operational risk events that may influence the achievement of the previously defined strategic and operational objectives. Internal Audit:—Check, independently and periodically, the adequacy of processes and procedures for identifying and managing risks. GLOSSARY Control environment: represents the set of policies, processes, procedures, personnel, and systems used by the Conglomerate to manage its exposure to operational Risk inherent to the complexity, diversity, frequency, and volume of its operations. Operational risk occurrence: it is the record of operational failures/gaps identified in the Conglomerate. Outsourced activity: Provision of services by a specialized company hired to carry out any activities of the contracting party. Cause: the reason that led (or could lead) the operational risk to materialize. It represents the problem root and can be organizational, behavioral, systemic, procedural, or external. Operational risk events can have one or more associated causes. Control: activities carried out to reduce, to acceptable levels, exposure to risks that may impact an organization’s objectives. Control activities are carried out by the business/support areas at all levels of the Organization, and these can be detective or preventive and include manual or automated activities. Detective control: control carried out to detect the materialization of operational risk, enabling to reduce its impact. It is reactive in nature. Preventive control: control carried out aiming to reduce the probability or prevent an operational risk from occurring. It is proactive in nature. Operational risk event: operational risk materialization. These are situations that, when materialized, cause real consequences in business processes or support and that differ from the expected results and may have a direct impact (e.g., financial losses) or indirect impact (e.g., opportunity cost and damage to reputation/image). For categorization purposes, Itaú Unibanco uses the same definitions adopted by the Basel Committee and the Central Bank of Brazil. Risk exposure: financial volume that represents the exposure to unexpected operational losses associated with the Conglomerate activities. Failures: situations where the Risk has already materialized due to inadequate systems, poor management, ineffective controls, human error, or internal/external fraud, which may result or not in financial loss. ICAAP: Internal Capital Adequacy Assessment Process Impact (consequence): the amount of operational risk loss resulting from direct cost, restitution, legal expenses, legal fines, loss of appeal, and asset value reduction. Risk Materialization: a risk is considered to have a cause and, if it happens, there is a consequence or effect. Inherent Risk: existing Risk due to the type or nature of the business, area, product, process, project, or new or existing system, which is exposed to Risk, regardless of the control structure or other mitigating factors implemented. It is the raw Risk or Risk before controls are implemented. Residual Risk: portion of the inherent Risk that remains exposed after considering the existing controls and mitigating actions.

RELATED EXTERNAL RULES CMN Resolution 4.557/17- Provides for the risk management structure and the capital management structure. CVM Instruction 558/15—Provides for the professional exercise for the management of securities portfolios SUSEP Circular 521 /15 – Regulates technical provisions; liabilities adequacy test; reducing assets; underwriting, credit, operational and market risk capital; constitution of operational losses database; among others. Sarbanes Oxley Act—Establishes rules for Corporate Governance related to the disclosure and issuance of financial reports. Approved by the Board of Directors on August, 2021.

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held Company NIRE 35300010230 PUBLIC ACCESS REPORT-COMPLIANCE POLICY SUMMARY Establishes the fundamentals associated with the Compliance function (compliance). 1. OBJECTIVE Establish the guidelines and main duties associated with the Compliance function, observing good market practices and applicable regulations. 2. TARGET AUDIENCE Itaú Unibanco Holding and its subsidiaries in Brazil and companies abroad listed in internal procedure. 3. INTRODUCTION The Compliance role aims to prevent and mitigate Itaú Unibanco’s exposure to situations of non-compliance with standards and commitments (Compliance Risk), being responsible for governance, certification of adherence, conduct and transparency. Regulatory Risk or Compliance Risk is the risk of sanctions, financial loss or reputational damage arising from failure to comply with legal and regulatory provisions, local and international market standards, internal policies, commitments to regulators, voluntary commitments in addition to self-regulation and conduct codes adhered to by Itaú Unibanco . Compliance risk is managed through a structured process that aims to identify changes in the regulatory environment, analyze the impacts on the institution’s departments and monitor actions aimed at adherence to regulatory requirements and other commitments mentioned in the previous paragraph. Itaú Unibanco adopts the strategy of three lines of defense to operationalize its risk management structure, including Compliance, and to ensure compliance with the guidelines set out in this policy, with a clear division of roles and responsibilities. The three lines work in a coordinated manner for the management of Compliance Risk in order to provide senior management with a global view of regulatory risk exposure. 3.1. First Line of Defense It is represented by the Business and Support departments. Its employees are directly responsible for risk management and adherence to the rules associated with its operations, as well as for carrying out controls and implementing corrective measures for the proper handling of risks. 3.2. Second Line of Defense It is represented by the departments responsible for risk control activities, which are fully segregated from the activities of the internal and legal audit, being independent in the exercise of their functions. It has direct communication both with the administrators, including the members of the Board of Directors and the Audit Committee, as well as with any employee, and has access to any information necessary within the scope of its responsibilities. In Brazil and abroad, the departments that make up the second line of defense are prohibited from managing any business or process that could compromise their independence or generate conflicts of interest. For the same reason, your goals and compensation cannot be related to the performance of the business departments. 3.3. Third Line of Defense It is represented by the Internal Audit, which provides an independent assessment of the institution’s activities, through auditing techniques, allowing management to assess the adequacy of controls, the effectiveness of risk management, the reliability of the financial statements and the compliance with standards and regulations. 4. GUIDELINES As for the Compliance function The management of compliance risks should address existing or new processes, products and services, including relevant outsourced services. Such processes, products and services must be periodically tested and evaluated for adherence to applicable standards, commitments made with regulators and requirements related to the Code of Ethics. To contribute to proper risk management, Itaú Unibanco has a risk management methodology comprising 5 stages: identification, prioritization, risk response, monitoring and reporting. The Compliance role is coordinated and performed by the Corporate Compliance and Money Laundering Prevention Board (DCCPLD), reporting to the Risk Management Department (AR), and acting independently from the Conglomerate’s other support and business departments. Additionally, under the coordination of DCCPLD, the Operational Risk Board, also reporting to the Risk Management Department, performs compliance functions in the coverage of Risks and Finance and Technology, through the certification of the control environment of the regulatory aspects of these departments, which occurs by prioritizing topics recorded in the Risk Maps and carrying out Operational Risk Diagnostics (DRO). The AR aims to consolidate the risk culture and strengthen the management and governance of operational risks and of the organization’s Compliance activities. The non-compliance findings identified by any departments of the Conglomerate, regulators and other supervisory and inspection bodies must be monitored so that their effective treatment by the competent departments is guaranteed. Compliance risk reports must be clear, objective, and timely, and must be reported to superior committees, business unit executives, the Risk executive, the Risk and Capital Management Committee, the Audit Committee and the Board Directors, so that the level of exposure and compliance with the established limits are monitored. In the International Units, there are local and independent structures responsible for Compliance, under the responsibility of the local Compliance Risk Officers (CROs), who report the status of risks to the Regional CROs who, in turn, report it to the Global CRO, according to the organizational structure described in internal procedure. 5. MAIN ROLES AND DUTIES 5.1. Board of Directors The Board of Directors is responsible for:—Approving: a) the guidelines, strategies and policies relating to Compliance, in order to ensure a clear understanding of the roles and responsibilities for all levels of the Conglomerate; and b) the position of the DCCPLD in the organizational structure of the institution in order to avoid possible conflicts of interest, especially with the business departments.—Provide the necessary means so that the activities related to the Compliance function are properly carried out, including the availability of resources to allocate sufficient personnel and with the necessary training and experience.—Meet with the DCCPLD, at least annually, as part of the assessment of the effectiveness of compliance management—Ensuring: a) proper management of this policy; b) effectiveness and continuity of the application of this policy; c) communication of this policy to all employees and relevant outsourced service providers; d) dissemination of standards of integrity and ethical conduct as part of the institution’s culture; and e) adoption of corrective measures for identified Compliance failures. The evaluation of these items by the Board of Directors will be carried out on the basis of periodic meetings and the annual report prepared by the DCCPLD, as well as an annual evaluation carried out by the Audit Committee. 5.2. Audit Committee The Audit Committee is responsible for:—Validating the Compliance Policy prior to submission for approval by the Board of Directors.—Evaluating, at least annually, the Compliance structure, in relation to the following aspects: a) Clear definition of the duties, roles and responsibilities of the Compliance function, avoiding possible conflicts of interest, especially with the institution’s business departments; b) Positioning at an appropriate hierarchical level, independent and segregated from operational and business departments, with a duly exercised mandate regarding the definition of scope, execution of the work and communication of its results; c) Organizational structure consistent with the needs of the Conglomerate and allocation of sufficient personnel, adequately trained and with the necessary experience to carry out the activities related to the respective functions; d) Effectiveness of Compliance management; and e) Adherence of the structure to the applicable regulation.—Checking the performance of: a) communication of this Policy to all employees and relevant outsourced service providers; b) dissemination of standards of integrity and ethical conduct as part of the institution’s culture; and c) adoption of corrective measures for identified failures. 5.3. First Line of Defense

- Inform and train employees and relevant third-party service providers on matters relating to Compliance.—Liaise with Regulatory, Self-Regulatory, Supervisory and Overseeing Agencies, responding to their requests, and issuing the appropriate reports to them, as established in the Policy on Relationship with Regulatory, Self-Regulatory, Supervisory and Overseeing Agencies;—Identify, measure, evaluate and manage Compliance risk events that may influence the fulfillment of the Conglomerate’s strategic and operational objectives;—Maintain an effective control environment consistent with the nature, size, complexity, structure, risk profile and business model of the operations carried out, in order to ensure the effective management of Compliance risks, maintaining exposure to risks at acceptable levels according to the risk appetite established for the Conglomerate;—Define and implement action plans to address non-compliance findings;—Promptly communicate to the Compliance department whenever it identifies changes or non-compliance with current rules and regulations or Compliance risks not predicted by the control activities; and—Maintain compliance with standards and regulatory requirements. 5.4. Second Line of Defense Risk Management Department: It is up to the Risk Management Department , through the DCCPLD and DRO:—Supporting the first line of defense in observing their direct responsibilities.—Disseminating integrity and ethical standards as part of the Conglomerate’s risk and control culture and disseminating good practices and policies related to the Compliance function.—Guiding and advising the Conglomerate’s administrators and employees, directing specific solutions on compliance with internal rules related to the Integrity and Ethics Program;—Guiding and advising the Conglomerate’s administrators and employees, directing specific solutions related to compliance with external standards;—Ensuring that the teams responsible for performing the Compliance functions have appropriate authority and that they are adequate, both in resources and knowledge, through a structured training program;—Categorizing Compliance topics according to their severity and monitoring the conglomerate’s exposure to these risks;—Certifying the efficiency of the First Line of Defense Compliance control environment, through monitoring and testing programs, reporting the results to Senior Management and, when requested, to the Regulatory Agencies;—Follow up investigations related to internal and external complaints, sanctions or supervisory measures applied by Susep or other authorities, among other cases that may signal risks to compliance;—Reviewing and monitoring the action plans adopted to address the findings made by regulatory agencies;—Reviewing and monitoring the action plans adopted to address the findings made by the independent auditor in the non-compliance report with legal and regulatory provisions;—Reporting to the Executive Board, the Audit Committee, the Risk and Capital Management Committee and the Board of Directors the relevant situations that are not in compliance;—Develop and disseminate to the IUs a script containing the best practices and Compliance methodology adopted by the Headquarters;—Coordinating the implementation, monitoring and evolution of the Corporate Program for Integrity and Ethics in International Units; and—Coordinating the governance of Compliance Programs of international regulations relevant to the conglomerate. Exclusive roles of the DCCPLD are: i. Defining principles and guidelines for disseminating the Compliance Culture, including training. ii. Manage the process of capturing, screening, impact assessment and monitoring compliance with new regulations. iii. Timely reporting relevant information both on the results of the Compliance assessments carried out that have identified material flaws and on significant changes in the regulatory environment. iv. Managing the Integrity and Ethics Programs and Monitoring Abuse Practices (Trade Surveillance). v. Coordinate the relationship with regulators and other supervisory and overseeing agencies with centralized management, monitoring the actions arising from the commitments assumed, facilitating the sharing of information and ensuring the consistency of the institutional positioning. vi. Developing and making available the methodologies, tools, systems, infrastructure and governance necessary to support the Compliance function in the Conglomerate’s activities. vii. Coordinating the governance of Itaú Unibanco’s policies and procedures, in accordance with applicable regulations, maintaining evidence of approval of all documents by the established approval authorities, including the approval of this Policy. viii. Monitoring the Personal Investment Policies and the Securities Trading Policy issued by Itaú Unibanco Holding S.A. ix. Sending to the Audit Committee and the Board of Directors an annual Compliance Report containing a summary of the results of activities related to Compliance topics, main conclusions, recommendations and action plans adopted to address identified deficiencies.

x. Monitoring the actions taken to report violations or red flags uploaded through the available reporting channels. xi. Manage the Integrity and Ethics and Monitoring of Abusive Practices programs ( Trade Surveillance), with operational support from the Capital, Market Risk and Liquidity (DCRML) Department. In the International Units, the Local CROs are responsible for the above items according to the governance established in internal procedure. 5.5. Third Line of Defense Independently and periodically verify the adequacy of risk identification and management processes and procedures, including the integrated management of operational risk, internal controls and Compliance, in accordance with the guidelines established in the Internal Audit Policy and submit the results of your findings to the Audit Committee. 5.6. Common to All Departments of Itaú Unibanco - Conduct training on integrity and ethics and risk management provided by Itaú Unibanco.—Annually sign the Term “Corporate Integrity Policies” attesting to its knowledge and agreement with what is established in this Policy.—Define, implement and comply with policies and procedures for adherence to regulations.—Comply with the provisions established by the Conglomerate’s external rules and internal policies.—Communicate fact or suspicion of violations of the Code of Ethics, the Integrity, Ethics and Conduct Policy or this policy. 6. RELATED EXTERNAL RULES Basel Committee on Banking Supervision—Compliance and the compliance function in Banks (April 2005) Resolution No. 4,968/21 of the Brazilian National Monetary Council: provides for the implementation and implementation of an internal control system Resolution No. 4,557/17 of the Brazilian National Monetary Council: addresses the risk management structure and the capital management structure Resolution No. 4,595/17 of the Brazilian National Monetary Council: addresses the compliance policy of financial institutions and other institutions authorized to operate by the Central Bank of Brazil. Resolution No. 65/21 of the Central Bank of Brazil: addresses the compliance policy of consortium administrators and payment institutions. Resolution No. 416/21 of the Brazilian National Private Insurance Council: provides for the Internal Controls System, the Risk Management Structure and the Internal Audit activity. Approved by the Board of Directors on 2022, June.

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held Company NIRE 35300010230 PUBLIC ACCESS REPORT—LIQUIDITY RISK MANAGEMENT AND CONTROL POLICY OBJECTIVE Establish the liquidity risk management and control structure of Itaú Unibanco Holding SA (Itaú Unibanco), observing the applicable regulations and best market practices. TARGET AUDIENCE This policy is applicable to all financial companies controlled by Itaú Unibanco in Brazil and abroad. This policy is also applicable to all activities of the conglomerate that result in exposure to liquidity risk, with an impact on Itaú Unibanco Holding and its subsidiaries. This policy does not apply to the liquidity risk of customer portfolios managed by the bank and/or trusteeship (e.g. funds from Wealth Management & Services—WMS). INTRODUCTION Liquidity risk is defined as the possibility that the Institution may not be able to honor efficiently and in a timely manner its obligations. Liquidity risk can occur when there is a mismatch between cash flows (assets and liabilities) that affects its operations or produces significant losses. Example: Customer A makes a deposit of R$100.00. Customer B requests a loan of R$100.00 for a period of one year. At this point, the bank transfers the amount deposited by Customer A to Customer B. After a few days, Customer A requests the withdrawal of the deposited amount. If the bank does not have this amount available, it will not be able to honor the commitment, exposing a liquidity problem. Significant losses may occur if the bank is forced to sell any assets to generate cash and honor its commitment to Customer A. Liquidity risk control is carried out by a department independent of the business departments. The objective is to compare assets (generally the most liquid) with financial obligations (generally with shorter maturities) and ensure that sufficient cash is available to meet the obligations. Liquidity risk is controlled in accordance with the Limits Framework established by the Board of Directors and the Higher Committees. GUIDELINES The liquidity risk management and control processes must strictly observe the principles defined in this policy. The measurement of liquidity risk must cover all financial operations of Itaú Unibanco companies, as well as possible contingent exposures (exposure situations with no expected date to occur) or unexpected exposures (changes in cash inflows or outflows). These situations are commonly caused by:—settlement services (for example: significant decrease in tax collection, settlement of bank slips or bank transfers);—provision of guarantees and endorsements (for example: customers who execute guarantees and/or warranties for non-payment of loans);—contracted and unused credit lines. (for example: increased use of overdraft or credit card limits);

- Realization of adverse events that impact technical provisions (Occurrence of incidents, redemption or portability of pension plan, redemption or inclusion in capitalization draws) The main measure in controlling liquidity risk should be measurement of liquid assets, which is composed of:—cash in the country (federal government bonds, cash, BACEN deposits, any asset that can be immediately traded and converted into cash without significant loss of value);—cash abroad (assets that can be immediately traded and converted into cash abroad without significant loss of value, such as, for example, cash, cash in other banks)—all assets immediately convertible (D0) into means of payment. Liquidity Risk Control includes contingency and liquidity recovery plans to clearly define actions to restore liquidity in different stress situations. KEY ROLES AND RESPONSIBILITIES The Liquidity Risk control structure at Itaú Unibanco involves the parties indicated below, for which we highlight their roles in this matter. Board of Directors—define the institution’s risk appetite and review it annually. Superior Market and Liquidity Risk Commission: - define the powers related to liquidity risk control and review them annually.—monitor liquidity risk indicators, taking the necessary decisions, respecting the defined risk appetite.—submit for approval by the Board of Directors, at least annually, the liquidity contingency plan (Brazil); Liquidity Risk Control - define the composition of the reserve, in accordance with the guidelines established by senior management;—identify, assess, monitor, control and report daily exposure to liquidity risk.—propose liquidity risk limits;—monitor the contingency and recovery plans, as well as the limits established for each of these plans and report any non-compliance to the competent approval authorities. - carry out liquidity risk simulations under stress conditions.—periodically report the main liquidity risk controls in Brazil and the External Units, as well as situations of sudden reductions in liquidity and relevant aspects of the measures in progress to the collegiate bodies, Treasury, Superintendence of Integrated Capital Management, CRO and the Board of Directors;—Inform any non-compliance, both in the managerial risk appetite and in the Contingency and Recovery triggers. Also inform the Integrated Capital Management Superintendence of the daily LCR (Liquidity Cover Ratio) indicator levels, ensuring support for monitoring the Recovery Plan;—in relation to risk appetite metrics, monitor, analyze and report the information that makes up the Risk Appetite Report, in addition to communicating relevant aspects to those involved, such as committee decisions, requests for action plans and notices on points of attention.—maintain specialized and adequately sized teams to support the liquidity risk processes and systems under its governance and development management.

Institutional Treasury (Brazil and International)—centralizing the management of Itaú Unibanco’s liquidity risk, ensuring adequate and sufficient levels of liquidity; CAAF (Financial Asset Management Commission): -Centralize the liquidity management of the proprietary portfolio and vehicles supervised by SUSEP.—Reserve Pilot (see Glossary):—identify, evaluate, monitor and alert on cash needs for operations carried out during the day; Information Technology:—maintain specialized and adequately sized teams to support the liquidity risk processes and systems that are under the governance and management of technology development, and for the Hosting processes defined in specific service provision agreements; LIQUIDITY RISK CONTROL The control of Liquidity Risk at Itaú Unibanco includes measuring, monitoring, controlling and reporting exposure levels, in addition to contingency plans and liquidity recovery. The measurement of exposure to liquidity risk is based on the daily analysis of the evolution of cash flows and compliance with regulatory indices, as described below:—Projected cash flow (Business Continuity Scenario): demonstrates cash flow expectations, considering business continuity in normal conditions;—Portfolio Settlement Scenario (run-off): demonstrates the expected cash flows, considering the settlement of current portfolios and the discontinuation of business.—Portfolio Settlement Scenario (Stressed) demonstrates cash flows in adverse idiosyncratic scenarios for companies regulated by Susep.—Short-Term Liquidity Cover Ratio (LCR): demonstrates that the prudential conglomerate ‘s high-quality liquid assets are sufficient to withstand a severe liquidity crisis, for a period of 30 days, according to premises defined by the Central Bank of Brazil; and—Net Stable Funding Ratio (NSFR): demonstrates that the prudential conglomerate has available stable resources higher than required by cash outflows in a one-year stress scenario.—Concentration of Funding Providers: demonstrates that the prudential conglomerate has diversified exposure to liquidity provider counterparties. The use of liquidity risk limits must be verified against the approved limits. Noncompliance with the established limits and indicators must be reported by the liquidity risk control to senior management, the relevant departments for immediate reclassification of exposure and the relevant committees. The contingency and recovery plans are designed to restore adequate levels of liquidity and preserve Itaú Unibanco’s viability in response to stress situations. The plans must contain a list of actions to be implemented, covering volumes, deadlines and those responsible for them. The actions of the contingency plan must contemplate a gradation by level of criticality. The order of actions should be determined by the ease of implementation, taking into account the characteristics of the market. Approved by the Board of Directors on April, 2022.

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held Company NIRE 35300010230 PUBLIC ACCESS REPORT—CREDIT RISK MANAGEMENT AND CONTROL POLICY 1. OBJECTIVE Establish the Governance and Credit Risk Control of Itaú Unibanco Holding SA, observing applicable regulations and best market practices. 2. TARGET AUDIENCE Financial institutions controlled by Itaú Unibanco Holding S.A. (Itaú Unibanco), in Brazil and abroad, that incur credit risk, covering all segments (individuals and legal entities). 3. INTRODUCTION According to the institution’s corporate risks dictionary, Credit Risk is understood as the risk of losses arising from:—non-compliance by the borrower, issuer or counterparty with their respective financial obligations under the agreed terms,—credit agreement devaluation resulting from deterioration in the risk rating of the borrower, the issuer or the counterparty,—reduction of earnings or remuneration,—advantages granted in subsequent renegotiations and—credit recovery costs. The credit risk control processes must support the institution, strictly observing the principles defined in the internal policies. The centralized control of credit risk is carried out independently by the Risk Management Department (AR), segregated from the Business Units and the area executing the internal audit activity. At the International Units, the independent structure responsible for controlling local risks is under the responsibility of the local Chief Risk Officers (CROs), who report to the respective Local CEOs and Regional CROs, acting in a coordinated and aligned manner with the Credit Risk and Modeling Board. The Regional CROs are responsible for the integrated and preventive management of risks in the region, ensuring their effectiveness and reporting their status to the CRO of Itaú Unibanco Holding. The roles and responsibilities of the Holding’s, Regional and Local CROs are defined in internal procedure. This structure enables the continuous and integrated management of credit risk and must consider the operations classified in the trading portfolio and those classified in the non-trading portfolio as well. 4. GUIDELINES Risk management must be integrated, thus enabling identification, measurement, evaluation, monitoring, reporting, control and mitigation of Credit Risk. Credit Risk management structures must be proportional to the risk exposure dimension and relevance, compatible with the business model, the nature of transaction operations and the complexity of Itaú Unibanco products, services, activities and processes. Therefore, specialized and properly dimensioned teams must be maintained to support the credit risk processes and systems that are under their governance. The Credit Risk management structure must provide:—Clearly documented risk management policies and strategies that establish limits and procedures for maintaining risks exposure in accordance with the Risk Appetite Statement. It should also take into account the prior identification of credit risks inherent to:—New products and services;

- Relevant modifications to existing products or services;—Significant changes in processes, systems, operations and business model of the institution;—Protection strategies (hedge) and risk assumption initiatives;—Significant corporate reorganizations;—Aspects related to social risk, environmental risk and climate risk;—Changes in macroeconomic scenarios.—Monitoring processes, in order to identify points in non-compliance with credit risk management policies, including the respective justifications and expected actions to resolve any divergences;—Systems, routines and procedures for credit risk management, including their updates;—Periodic management reports for the board, committees, as well as for other forums where the topic of Credit Risk is on the agenda. The above-mentioned guidelines must be applied to risks of credit, counterparty, country, disbursement events to honor endorsements, sureties, co-obligations, credit commitments or other operations of a similar nature and losses associated with non-compliance with obligations related to settlement transactions involving bilateral flows, including the trading of financial assets or derivatives. 5. MAIN ROLES AND DUTIES Credit Risk Control Must:—Define centralized credit risk monitoring and control environment;—Periodically review the policies, strategies and procedures for establishing operational limits, risk mitigation mechanisms and procedures designed to maintain the credit risk exposure at acceptable levels by management, and approve them at the competent approval authority levels; and—Disclose credit decisions, corporate policies and strategies for managing credit risk to the Business Units and CROs of the International Units. Credit Risk Modeling Must contribute to the execution of Credit Risk Control activities, following the assignments provided for in the internal Model Risk Policy. Finance Define rules for performing simulations and calculations in line with applicable standards and regulations, in addition to publishing financial statements and other reports that assist and complement Credit Risk Management and Control. Risk Management Department Committee Members Responsible for decision making according to the specificity of each forum, striving for risk mitigation in order to maintain credit risk exposure at acceptable levels for management. Business Units (Brazil and International Units) Ensure visibility of the credit risk incurred in its operations and compliance with the established rules and limits. Additionally, the business areas shall maintain procedure manuals with detailed descriptions of the responsibilities and assignments for the processes and controls under their accountability. 6. CREDIT RISK CONTROL 6.1—ECONOMIC GROUPS Itaú Unibanco Holding’s credit risk management process has governance for the formation and alteration of economic groups, whose target audience is all commercial segments that grant or manage credit, which includes international units, except Itaú CorpBanca. 6.2—COUNTERPARTY CREDIT RISK This is the risk of non-compliance, by a certain counterparty, with obligations related to settlement of operations that involve trading of financial assets with bilateral risk. It covers financial derivatives instruments, transactions to be settled, asset loans and repurchase agreements and bilateral energy contracts. Measuring counterparty credit risk involves converting it into the equivalent credit risk exposure through specific models. The Potential Credit Risk (PCR) measurement models are used to measure the equivalent credit exposure in transactions subject to counterparty credit risk. The development and approval of these models follow the governance described in a specific procedure. The procedure for Development of Market Risk Models defines the counterparty credit risk measurement for certain products and businesses, as priority in relation to PCR models and has as purpose:—Considering, when measuring credit risk, the presence of mitigating instruments, as long as they are not explicitly considered in the PCR models;

- Defining the measurement of counterparty credit risk for certain products and businesses where there are material risks not captured by the PCR models; and—Defining the risk measurement for certain products and businesses in which there is no specific model developed. 6.3—COUNTRY RISK Itaú Unibanco maintains relationships with borrowers, issuers, counterparties and guarantors in several locations around the world, regardless of having an external unit in these locations. Therefore, Country Risk is a risk present in the institution. Such risk is defined, at Itaú Unibanco, as the risk of losses arising from the failure to comply with financial obligations, within the agreed terms, by borrowers, issuers, counterparties or guarantors, as a result of actions carried out by the government of the country where the borrower is located, issuer, counterparty or guarantor, or political, economic and social events related to that country; being subdivided into:—Sovereign risk, defined as the risk of central governments (Treasury and Central Bank) inability to generate resources to honor their commitments;—Transfer risk, defined as the risk resulting from the total or partial impossibility of transferring assets held in a jurisdiction abroad to the jurisdiction of the country using a legal vehicle of Itaú Unibanco, due to the barriers arising in the conversion exchange rate as a consequence of macroeconomic events or actions taken by the central government of the jurisdiction where the resource is located; leaving the borrower, issuer, counterparty or guarantor incapable of honoring the payment of its commitments in foreign currency. Itaú Unibanco has a specific structure for managing and controlling country risk, comprised by collegiate bodies and dedicated teams, all with formally defined responsibilities. In order to consistently assess the risks inherent to each country, Itaú Unibanco defines the rating of the countries by taking into account both the sovereign risk and the transfer risk. The local sovereign rating reflects the payment capacity of the sovereign issuer (Treasury and Central Bank) against its obligations settled in local currency. The external sovereign rating reflects the ability of a country to generate foreign exchange (foreign currency) and, therefore, it is the rating used to assess the capacity of the sovereign issuer (Treasury and Central Bank) to honor its obligations to be settled in foreign currency, as well as to assess the transfer risk. The inability to generate foreign exchange can lead to two consequences: (i) default of the sovereign issuer on its debts in foreign currency and/or (ii) imposition of capital controls that prevent transferring private resources between jurisdictions (restrictions for converting national currency into foreign currency). Itaú Unibanco establishes limits based on ratings and transaction terms, aiming to control the country risk exposure. Such limits are periodically reviewed, and extraordinary revisions may occur in light of a new material fact. 6.4 – SOCIAL, ENVIRONMENTAL AND CLIMATE RISK Social, environmental and climate risk events on the counterparty may result in credit losses. Due to this, Itaú Unibanco defined a set of guidelines to guide the establishment and maintenance of credit relationships and operations with credit risk with Customers, which are detailed in internal procedure. 6.5—CREDIT PORTFOLIO MONITORING Portfolio monitoring is understood as the follow-up of indicators related to credit operations. In general, monitoring indicators are observed for the balance of active portfolio, credit concession in the month (also known as the harvest), and default indicators (balance in arrears in relation to the portfolio or harvest balance) and quality. The portfolio monitoring has as purpose verifying the financial health of credit operations, adapting credit strategies to the conglomerate risk appetite. Any deviations identified in relation to the maximum and minimum levels of the Global Policy are reported as follows: centralized monitoring in Brazil is periodically reported to the Credit Risk Policy Committee (CPRC). Consolidated indicators of the retail segment harvest and portfolio are reported on a monthly basis to the Superior Credit and Collection Commission for Retail (CSCCV) and for the wholesale segment, on a quarterly basis to the Superior Credit and Collection Commission for Wholesale (CSCCA). In the International Units, monitoring is reported to the Risk Committee of the International Units (CRUI), with the participation of local and regional CROs. Regarding the indicators of the International Units, monitoring is reported by the Risk Committee of the International Units (CRUI-G), with the participation of the Holding, Regional and Local CROs.

6.6—PORTFOLIO AND CREDIT PROCESSES REVIEW The review must consist of analyzing the quality and integrity of the credit process of each business unit, covering everything from correct compliance with credit policies, assessment of concession quality, assessment of customers’ ability to pay, adequacy of assigned ratings and, finally, the post-grant stage. This analysis must be carried out by an independent team of reviewers and the final result reported to the senior credit and risk management of the business units reviewed (Credit Officer) Risk Management Department (Credit Risk Officer Credit CRO). 6.7 ASSESSMENT OF CREDIT STRATEGIES AND POLICIES Establish the responsibilities and general rules relative to the process of determining and approving changes in credit policies and business rules that impact on credit risk exposure. For proprietary portfolios, the policies address the credit granting and maintenance, as well as the acquisition, in the market, of instruments with credit risk. For third-party portfolios, the policies address the rules for discretionary decision making in assets with credit risk. Change in credit policy is any action that affects the risk assumed or that may have an impact on the consumption of credit limit and on Allocated Economic Capital. Credit policies can be divided into three types: Credit granting and maintenance policies: amendments and changes in credit models, segmentation, income/revenue, etc.; changes in credit approval authorities (composition and values); impact at risk due to annual re-segmentations; change of cutoff point; new segmentations (breaks) that change the credit decisions. Risk measurement policies: mitigation by guarantees; definition or change of the application criteria for potential credit risk (PCR) models; definition or change of parameters for calculating capital and limit consumption. Global Credit Policy: maximum or minimum levels for a set of indicators and variables reflecting credit risk in the bank, which must be considered in all retail and wholesale policies. 6.8 CONCENTRATION RISK Concentration risk is the risk of financial loss resulting from the excessive concentration of operations with credit risk in clients, sectors, geographic regions or mitigating instruments, on a directly or correlated way. Concept mentioned in internal procedure. Aiming to ensure low outcome volatility, the concentration risk management is conducted from different perspectives within the bank, so as to observe that the institution is not significantly exposed to a single source of risk. This way, Concentration Risk is monitored from the following perspectives: individual, top 10, by country, by sector of the economy and of the institution’s activity. The Board of Directors and Executive Board monitor these indicators on a monthly basis, and are also responsible for adjusting and approving metrics and their limits. The limits are defined according to each dimension variables. In order to define the individual concentration limits and the top 10 conglomerates, we evaluated the inherent credit risk of the conglomerates, respecting the maximum limits of CMN Resolution 4,677. For concentration by country, the risk diversification is based on the credit risk presented by each country and the bank strategy. As for concentration by segment, the diversification is based on bank strategy and its operation business outcome volatility, while for concentration by sector, the limits are defined according to the sector-based credit portfolio risk profile, its profitability, and the sector relevance in the economy. The limits defined for each metric, as well as more details on calculation methodologies, are found in the Risk Appetite Manual. 6.9—INCOME Determines the types of income and how to define the income for Individuals. When capturing any customer income information (such as proven, certified income, ability to pay or other income information approved under exception) and using it for granting credit, maintenance, or any other purpose of income for individuals, it is mandatory to follow the guidance in internal procedure respecting the document type, its validity and exceptions, in case of seasonality. 6.10—REVENUE Determine the types of revenue and the way to obtain income for the legal entity. When capturing any customer revenue information (such as evidence, certificate, ability to pay or other approved information in an exception) and use it for credit granting, maintenance or any other purpose, it is mandatory to follow the guidance in internal procedure observing the respective procedures, types of documents, their validity and any exceptions. 6.11—INCOME COMMITMENT The income commitment (CR) is the debt divided by gross income of the Individual Customer. It is used in the granting and maintenance, through credit policies and business rules of Individual Retail, as a measure to assess the customer risk, considering their current indebtedness and the impact of the requested credit on that debt. The specific use of CR is described in each product policies. The rules for calculating CR and the guidelines for recalculating these information are described in internal procedure. 6.12—GUARANTEES Guarantees are instruments that have as purpose reducing the occurrence of losses in operations with credit risk, including, without distinction, financial guarantees, real guarantees, agreements for compensation and settlement of obligations, personal and fiduciary guarantees, and credit derivatives. For these guarantees to be considered as a risk reduction instrument, they must comply with the requirements and determinations of the standards that regulate them 6.13—ASSESSMENT OF COLLECTION POLICIES AND STRATEGIES Collection strategies refer to the recovery and renegotiation of credit operations that are in arrears. To assess collection strategies, portfolios are monitored (default, harvest and portfolio), with focus on renegotiation products. Monitoring of these actions carried out by the Modeling and Credit Risk Management Department is intended to mitigate risks on the collection strategies and operations carried out by the Business Units. 6.14—UPDATE AND DEVELOPMENT OF RISK PARAMETERS FOR PROVISION AND CAPITAL Risk parameters are the necessary inputs that qualify the calculations of provisions or capital allocation performed by the finance area for accounting and/or management purposes. Parameters are assigned by parameter developer units (UDPs) through premises and calculations to ensure the Bank’s solvency in the face of expected and/or unexpected changes in past, current and future scenarios. The definitions and concepts of each parameter must be aligned between the parameter developer unit (UDP) and the parameter user unit (UUP). 7. RELATED EXTERNAL RULES—CMN Resolution No. 4,557/2017 of the Brazilian National Monetary Council (CMN), which provides for the implementation of a credit risk management structure, amended by CMN Resolution 4,943/2021, which provides for the risk management structure, the capital management structure and information disclosure policy.—CMN Resolution 2,682, which establishes criteria for classifying credit operations and rules for establishing a provision for settlement credits.—CMN Resolution No. 4,966/2021, which provides for the accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of hedging relationships (hedge accounting) by financial institutions and other institutions authorized to operate by the Central Bank of Brazil.—CMN Resolution No. 4,945/2021, which provides for the Social, Environmental and Climate Responsibility Policy (PRSAC) and actions aimed at its effectiveness (revoking Resolution No. 4,327 in December/2022).—Brazilian Securities and Exchange Commission Instruction 247, which provides for the evaluation of investments in associated and subsidiaries and the procedures for preparing and disclosing the consolidated financial statements. Approved by the Board of Directors on 2022, June.

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held NIRE 35300010230 PUBLIC ACCESS REPORT—CAPITAL MANAGEMENT POLICY 1 OBJECTIVE To define rules and responsibilities pertaining to Itaú Unibanco Holding S.A. (Itaú Unibanco) capital management activities. (Itaú Unibanco), in accordance with the applicable regulations and best market practices. 2 TARGET AUDIENCE The capital management process must cover all companies in the conglomerate controlled by Itaú Unibanco in Brazil and abroad. 3 INTRODUCTION For any company to be able to operate, it is necessary that it has capital, which is the investment made by shareholders. In addition, the resources that the company generates and that are not distributed, being kept in its equity, are also called capital. For financial institutions, the Central Bank of Brazil requires a minimum capital (required capital), which is the capital necessary to face the risks to which the institution is exposed, guaranteeing its solvency. Capital management is a fundamental instrument for the sustainability of the financial system. Methods for identifying, evaluating, controlling, mitigating and monitoring risks support financial institutions in adverse moments. Itaú Unibanco considers capital management essential for the decision-making process, which contributes to the optimization and efficiency of the use of capital in its operations. In this management, Itaú Unibanco companies in Brazil and abroad are considered. Changes in the global financial environment, such as the integration between markets, the emergence of new transactions and products, increasing technological sophistication and new regulations have made financial activities and their risks increasingly complex. Additionally, lessons from financial disasters reinforce the importance of risk management and capital management to strengthen the financial health of the banking industry. The Brazilian participation in the Basel Committee on Banking Supervision (BCBS) encourages the timely implementation of international prudential standards in the Brazilian regulatory framework. In line with this perspective, Itaú Unibanco invests in the continuous improvement of capital management processes and practices, in accordance with international market, regulatory and supervisory benchmarks. Itaú Unibanco’s capital management consists of a continuous process of planning, evaluation, control and monitoring of the capital necessary to face the relevant risks of the Conglomerate and support the capital requirements required by the regulator, or those defined internally by the Institution, with the objective of optimize capital allocation. The departments defined in the capital management structure are jointly or individually responsible for: a. Identification of the risks to which the institution is exposed and analysis of their materiality; b. Assessment of the capital needed to support the risks; c. Development of methodologies for quantification of additional capital; d. Capital quantification and internal capital adequacy assessment; e. Internal Capital Adequacy Assessment Process (ICAAP) f. Projection of capital ratios;

g. Determination of reference equity (PR) and Calculation of capital ratios; h. Preparation of the capital plan and contingency plan; i. Preparation of the recovery plan; j. Monitoring the solvency and liquidity regularization plan of SUSEP companies; k. Stress Tests; l. Determination of the Global Systemic Importance Index (ISG); m. Preparation of the quarterly risk and capital management report – Pillar 3; n. Monitoring the Cost of Capital of the Holding and External Units; o. Monitoring the capital of the External Units. Itaú Unibanco’s capital management structure allows the monitoring and control of the capital held by the Institution, the assessment of the need for capital to face the risks to which the Institution is exposed and the planning of goals and capital needs, considering the Institution’s strategic objectives and/or considering adverse situations. As a result, Itaú Unibanco adopts a prospective approach, anticipating the need for capital arising from possible changes in market conditions. Due to sensitivity and specificity, the Capital Ratio Protection Policy was created, which should also be reviewed periodically. 3.1 CONCEPTS Required capital: it is the capital necessary to face the risks to which the institution is exposed, guaranteeing its solvency and including international units. The requirements are regulated by BACEN for Brazil and by local regulatory bodies at international units. Such requirements are expressed in the form of indices that relate available capital to total risk-weighted assets (RWA – Risk Weighted Assets). The Reference Equity (PR) used to verify compliance with the operating limits imposed by BACEN consists of the sum of three items, called: . Principal Capital: sum of capital stock, reserves and retained earnings, minus deductions and prudential adjustments; . Complementary Capital: composed of perpetual instruments that meet eligibility requirements. Added to the Principal Capital, it makes up Level I; . Tier II: composed of defined-maturity subordinated debt instruments that meet eligibility requirements. Added to the Principal Capital and the Complementary Capital, it makes up the PR (Total Capital). For the purposes of calculating these minimum capital requirements, the total amount of the RWA is calculated by the sum of the portions of assets weighted by credit, market and operational risks: ð‘…ð‘Šð´ = ð‘…ð‘Šð´ð¶ð‘ƒð´ð· + ð‘…ð‘Šð´ð‘€ð¼ð‘ð‘‡ + ð‘…ð‘Šð´ð‘,ð‘ƒð´ð· ð‘…ð‘Šð´ð¶ð‘ƒð´ð· = portion related to exposures to credit risk, calculated according to a standardized approach; ð‘…ð‘Šð´ð‘€ð¼ð‘ð‘‡ = portion related to the capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model; ð‘…ð‘Šð´ð‘,ð‘ƒð´ð· = portion related to the capital required for operational risk, calculated according to a standardized approach. In addition to the regulatory minimums, BACEN rules established an Additional Principal Capital (ACP), corresponding to the sum of the ACPConservation, ACPContracyclical and ACPSystemic portions that, together with the aforementioned requirements, increase the need for capital: .. ACPConservation: represents an extra “cushion” of capital to absorb possible losses

. ACPCountercyclical: is an additional cushion of capital to be accumulated during the expansion phase of the credit cycle and to be consumed during its contraction phase . ACPSSystemic: for institutions with systemic importance, an additional capital is required to face systemic risk. The amounts of each of the portions and the regulatory minimums, as defined in CMN Resolution 4,193, are described in the following table: Capital Principal 4,5% Nivel I 6,% Capital Total 8,0% Adicional de Capital Principal (ACP) 3,5% Internal Capital Adequacy Assessment Process (ICAAP) Annual exercise required by BACEN whose objective is to assess the capital adequacy of Itaú Unibanco, thus providing a general and comprehensive view of the institution’s risk and capital management and demonstrating the results related to the self-assessment of the adequacy of its capital level according to the risk profile. Capital Plan The capital plan is a section of the ICAAP that discusses how the bank’s capital planning takes place in order to maintain an adequate and sustainable level of capital, incorporating the limits established by the risk appetite and the analyses of economic and regulatory environments. Additionally, it is structured consistently with Itaú Unibanco’s strategic planning. This plan presents the financial and capital forecasts in the short and medium term (at least three years following the base date year), both in normality and stress scenarios, together with its main sources of capital, distribution policy results and contingency plan. Capital Contingency Plan Itaú Unibanco has a capital contingency plan for cases in which at least one capital ratio is found to be lower than those defined by the Board of Directors (Conselho de Administração (CA)), or for unforeseen events that may affect the capital adequacy of the institution. The plan includes a set of contingency actions and those responsible, which allow Itaú Unibanco to increase its capitalization levels and must contain, at least, the definition of the capital limits that trigger its activation and the corresponding governance, in order to maintain Itaú Unibanco’s level capitalization in an adverse scenario.

Recovery Plan Itaú Unibanco has a Recovery Plan that aims to reestablish adequate levels of capital and liquidity above regulatory operating limits, in the face of severe stress shocks of a systemic or idiosyncratic nature, in order to preserve its financial viability, and at the same time mitigate impact on the National Financial System. The Recovery Plan covers the entire conglomerate, including subsidiaries abroad, and is reviewed annually and submitted for approval by the Board of Directors. It contains a description of the items below, as required by the Central Bank under Resolution No. 4,502: I—Critical functions Itaú Unibanco performs for the market, activities that could impact the National Financial System (SFN) and the functioning of the economy, if abruptly interrupted; II- Essential services of the institution: activities, operations or services that could compromise the bank’s viability, if discontinued; III—Monthly monitoring program establishing critical levels for a set of indicators, in order to monitor risks and, if needed, trigger the Recovery Plan; IV—Stress scenarios, including events that may threaten the viability of the institution and continuity of its business, such as reverse tests, which seek to identify remote risk scenarios, contributing to management sensitivity; V—Recovery strategies in response to different stress scenarios, including main risks and barriers, in addition to mitigators of the latter and procedures for the operationalization of each strategy; VI—Communication plan with stakeholders, including the market, regulators and others, seeking to ensure the timely execution of the Plan; VII—Governance mechanisms required for coordinating and executing the Recovery Plan, such as, for example, defining the officer responsible for the fiscal year at Itaú Unibanco. Stress Test Stress testing is a process of simulating the effects of extreme economic and market conditions on an institution’s earnings and capital. Stress scenarios must be approved by the Board of Directors and their results must be considered when defining Itaú Unibanco’s business and capital strategy. The stress test, for Itaú Unibanco, can be divided into internal and regulatory. The first seeks to measure the vulnerability and strength of the conglomerate in hypothetical, but plausible, economic crisis scenarios based on macroeconomic simulations and projections developed by the institution itself. The regulatory stress test has the same objective, but uses a scenario developed by the Central Bank. In both processes, the main analyses are on the Bank’s income statement (P&L), its distribution among the conglomerate’s portfolios and activities, and on the institution’s capital level. Additionally, to complement the results according to the processes described above, sensitivity analyzes and reverse stress tests are carried out annually. The capital management framework should provide assessments of impacts on capital from the definition of severe scenarios chosen by the institution and include them in the results of the stress test program. Solvency and Liquidity Regularization Plan – SUSEP The Capital Sufficiency Measure indicator is monitored monthly. Based on the verification of its insufficiency, jointly with the asset management departments of the insurance group, measures to regularize the solvency and liquidity ratios of companies subject to SUSEP guidelines are defined. Global Systemic Importance Index (GSI)

The index measures the importance of each financial institution in the global market and is composed of five main indicators:—Size: which reflects the relative participation of the institution in the global activity;—Activity abroad: relative participation of the institution in international activities;—Interconnection: relative participation of the institution in the interbank market and with the global capital market;—Substitution: relative participation of the institution in the global offer of financial services;—Complexity: relative participation of the institution in complex or low liquidity instruments. The information regarding the calculation of the ISG is published annually on the Investor Relations website, in accordance with BACEN Resolution 171. Capital and Risk Management Report – Pillar 3 It is a report that contains information regarding prudential indicators and risk management, comparison between accounting and prudential information, capital composition, macroprudential indicators, leverage ratio, liquidity indicators, credit risk, counterparty credit risk, securitization exposures, market risk, risk of interest rate variation on instruments classified in the banking portfolio and management compensation, disclosed quarterly on the Institution’s Investor Relations website, pursuant to BCB Resolution 54. 4 GUIDELINES Capital management must support the institution according to the principles defined in the Risk Management policy and those defined in this policy. These principles are reflected in the following guidelines, according to which Itaú Unibanco’s capital management structure must:—Ensure that policies and strategies for capital management are clearly documented and establish mechanisms and procedures to maintain the Reference Equity (RE), Level I, and Principal Capital compatible with the risks incurred by the institution.—Maintain procedures for managing capital.—Be compatible with the nature of its operations, the complexity of the products and services offered and the dimension of risk exposure.—Ensure the submission of capital management policies and strategies, as well as the capital plan, for approval and review, at least annually, by the Board of Directors, in order to determine their compatibility with the institution’s strategic planning and with market conditions.—Generate reports for the institution’s departments, the Risk and Capital Management Committee (CGRC)) and the Board of Directors, pointing out the adequacy of the levels of PR, Level I and Brazilian Capital Principal to the risks incurred or any deficiencies of the capital management framework, as well as actions to correct them.—Ensure that the Solvency and Liquidity Regularization Plan required by SUSEP is met in the event of insolvency or non-liquidity by one or more companies in the insurance industry, ensuring that the areas involved in the asset management of these companies are activated for the definition of a corrective action proposal, as well as submitting it to impact assessment.—Define the governance and responsibilities of the capital management process, and disclose decisions and policies related to this process to the affected areas, as well as monitor the regulatory capital of Itaú Unibanco and international units.—Business units and international units must ensure that approved decisions and policies are properly implemented.

- Ensure that the information disclosed in the Risk and Capital Management report—Pillar 3 has adequate detailing to the scope, complexity of operations, sophistication of systems, institution’s risk management processes and ensure that any relevant differences relating to other information disclosed by the institution is clarified;—Ensure that published information adheres to the current rules established by regulatory bodies;—Calculate, monitor and control regulatory operating limits related to Itaú Unibanco Holding’s capital. 5 MAIN ROLES AND DUTIES Itaú Unibanco’s management is directly involved in the internal process of assessing capital adequacy and its risk assessment. Among the committees and commissions that discuss the capital management process include: . Board of Directors (CA) . Risk and Capital Management Committee (CGRC) . Asset Liability Capital Committee (ALCCO) Risk Management Department: The Risk Management Department aims to ensure that Itaú Unibanco’s risks are managed in accordance with established policies and procedures, in addition to being responsible for centralizing the institution’s capital management. The purpose of centralized control is to provide the Board of Directors and senior management with a global view of Itaú Unibanco’s exposures to risks, as well as a prospective view of capital adequacy in order to optimize and streamline corporate decisions. Information Providing Departments: At the most fundamental level, the areas are expected to provide the necessary information for the identification of risks, for the analysis of their materiality and for the measurement of the required capital, as well as for the preparation of the capital budget, capital plan, contingency plan, recovery plan, risk and capital management report—Pillar 3 and other regulatory and management reports, ensuring their completeness, integrity and consistency and considering both the growth and evolution of the business’s expected risk profile of the unit. The areas involved in the capital management process must be able to carry out the required actions whenever they are called upon. The details of the responsibilities of each of the areas involved in the capital management process are described in the internal procedures. Approved by the Board of Directors on August, 2022.